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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)

                           SCOR U.S. CORPORATION
                              (Name of Issuer)

                  Common Stock, par value $0.30 per share
                       (Title of Class of Securities)

                                78 4027 10 4
                               (CUSIP Number)


John T. Andrews, Jr.                Copy to:    Allan M. Chapin
Vice President                                  Sullivan & Cromwell
General Counsel and Secretary                   250 Park Avenue
SCOR U.S. Corporation                           New York, N.Y. 10177
Two World Trade Center                          (212) 558-4000
New York, New York 10048-0178
(212) 390-5200

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 25, 1995
          (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

            Check the following box if a fee is being paid with the state-ment [ ].

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Cusip No  78 4027 10 4              13D                  Page 2 of 24 Pages



                    1  NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       HCS




                    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                                        (b) [X ]


                    3  SEC USE ONLY



                    4  SOURCE OF FUNDS                                   AF



                    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [  ]



                    6  CITIZENSHIP OR PLACE OF ORGANIZATION             France


                    7  SOLE VOTING POWER                                  0



                    8  SHARED VOTING POWER                     14,547,756 shares


                    9  SOLE DISPOSITIVE POWER                             0
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH        10  SHARED DISPOSITIVE POWER               14,547,756 shares



                    11  AGGREGATE AMOUNT BENEFICIALLY OWNED
                        BY EACH REPORTING PERSON               14,547,756 shares



                    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES                            [  ]



                    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  80%


                    14  TYPE OF REPORTING PERSON                          HC, CO

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Cusip No  78 4027 10 4              13D                  Page 3 of 24 Pages



                    1  NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       SCOR S.A.



                    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                                        (b) [ X]


                    3  SEC USE ONLY



                    4  SOURCE OF FUNDS                                   WC


                    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [  ]


                    6  CITIZENSHIP OR PLACE OF ORGANIZATION              France


                    7  SOLE VOTING POWER                                    0



                    8  SHARED VOTING POWER                     14,547,756 shares


                    9  SOLE DISPOSITIVE POWER                               0
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH       10 SHARED DISPOSITIVE POWER                14,547,756 shares



                    11 AGGREGATE AMOUNT BENEFICIALLY OWNED
                       BY EACH REPORTING PERSON                14,547,756 shares



                    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES                         [  ]



                    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  80%



                    14 TYPE OF REPORTING PERSON                      HC, IC, CO

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            This Amendment No. 3 amends the statement on Schedule 13D filed by SCOR S.A., a French corporation ("SCOR S.A."), and HCS, a French corporation which currently owns 48.65% of the stock of SCOR S.A. ("HCS"),

with the Commission on November 2, 1990 as amended and supplemented by

Amendment No. 1 and Amendment No. 2 thereto (collectively, the

"Statement"), with respect to shares of Common Stock (the "Common Stock"),

of SCOR U.S. Corporation, a Delaware corporation ("SCOR U.S.").  This

Amendment No. 3 supplements and, to the extent inconsistent therewith,

amends the information set forth in the Statement.

Item 2.  Identity and Background.

            This statement is filed by HCS, a French corporation, and SCOR

S.A., a French corporation.

            HCS is a holding company which owns approximately 48.65% of

SCOR S.A.  HCS was formed in connection with the corporate reorganization of SCOR S.A. in 1989 to hold approximately 53% of the stock of SCOR S.A.

HCS' principal business and office address is Immeuble SCOR, 1 Avenue du

President Wilson, 92074 Paris La Defense 8, France, Cedex 39.

            SCOR S.A. operates principally as a reinsurance company.

Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world.  On November 24,

1989, Compagnie Generale des Voitures a Paris ("CGV"), a publicly traded

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subsidiary of L'Union des Assurances de Paris ("UAP"), acquired substantially all of the stock of Societe Commerciale de Reassurance, a

French corporation, and UAP Reassurances, a French corporation and a subsidiary of UAP ("UAP Re"), in exchange for its own stock.  CGV was then renamed SCOR S.A.  As a result of this transaction, SCOR S.A. acquired beneficial ownership of the shares of Common Stock then owned by Societe

Commerciale de Reassurance.  On December 27, 1990, Societe Commerciale de

Reassurance and UAP Re were merged into SCOR S.A.  SCOR S.A.'s principal business and office address is Immeuble SCOR, 1 Avenue du President Wilson,

92074 Paris La Defense 8, France, Cedex 39.

            On March 18, 1993, SCOR S.A. purchased a 20% stake in Cie

Francaise d'Assurance pour le Commerce Exterieure ("COFACE"), a French reinsurance company.  75% of such shares were acquired from Caisse des

Depots et Consignations-Participations ("CDC") and 25% from UAP.  In connection with this acquisition, SCOR S.A. issued 620,000 of its shares to

CDC and UAP.  As a result of this transaction, HCS's shareholding of SCOR

S.A. declined from 53.5% to 48.5%.  There are no contracts or agreements pursuant to which HCS may appoint 50% or more of the directors of SCOR S.A.

Since HCS is no longer a majority owner of SCOR S.A. and does not have the power by contract or otherwise to elect a majority of the directors of SCOR

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S.A., HCS disclaims beneficial ownership of any shares of Common Stock of

SCOR U.S. held by SCOR S.A.

            The boards of directors of HCS and SCOR S.A. have approved a transaction in which HCS and SCOR S.A. would be merged, and the current shareholders of HCS would become shareholders of SCOR S.A.  The proposed merger must be approved by the shareholders of each of HCS and SCOR S.A.,

and its consummation is subject to the receipt of any required regulatory approvals. It is currently contemplated that the proposed transaction will be submitted to a vote of the shareholders of HCS and SCOR S.A., that the required regulatory approvals will be sought and, if such shareholders approve the transaction and such regulatory approvals are obtained, that the proposed merger of HSC and SCOR S.A. will be completed before the end of 1995.

            The information with respect to the executive officers and directors of HCS and SCOR S.A. contained in the Statement is hereby deleted and replaced by the information contained in Annexes A and B, respectively,

attached hereto.  To the best knowledge of HCS or SCOR S.A., none of the executive officers and/or directors of HCS or SCOR S.A. set forth on

Annexes A and B attached hereto has, during the last five years, been

(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a

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result of such proceeding is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations of such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            If additional shares of Common Stock are purchased by SCOR

S.A., SCOR S.A. currently intends to make such purchases from its working capital.

Item 4.  Purpose of Transaction.

            On September 25, 1995, the Board of Directors of SCOR S.A.

determined to propose to the Board of Directors of SCOR U.S. that SCOR U.S.

become a wholly owned subsidiary of SCOR S.A. in a transaction in which the public shareholders of SCOR U.S. would receive $14.00 per share in cash.

On September 26, 1995, SCOR S.A. delivered a letter, dated September 25,

1995 (the "Proposal Letter"), to the Board of Directors proposing the transaction.  In the event that the transactions contemplated by the

Proposal Letter are completed, SCOR S.A. may purchase additional shares of

Common Stock, a merger of SCOR U.S. would be effected, SCOR U.S. would become a wholly-owned subsidiary of SCOR S.A., all the minority shareholders of SCOR U.S. would receive cash for their Common Stock and the

Common Stock would be delisted from the New York Stock Exchange, Inc. and cease to be registered under the Securities and Exchange Act of 1934,

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as amended.  Copies of the Proposal Letter and the press release, dated

September 26, 1995, issued by SCOR S.A. in connection with the proposed transaction are attached hereto as Exhibits 2 and 3, respectively, and are incorporated by reference herein.

            In addition, SCOR S.A. will continue to evaluate the business and business prospects of SCOR U.S., and its present and future interests in, and intentions with respect to, SCOR U.S.  Based on such evaluation and such other factors as it deems relevant, SCOR S.A. may or may not suggest various business strategies to the management of SCOR U.S. which may or may not change its present business operations.

            Other than as discussed above, SCOR S.A. currently has no plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of SCOR U.S., or the disposition of securities of SCOR U.S.;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SCOR U.S. or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of SCOR U.S. or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of SCOR U.S., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (e) Any material change in the present capitalization or dividend policy of SCOR U.S.;

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      (f)   Any other material change in SCOR U.S.' business or corporate structure, including, but not limited to, if SCOR U.S. is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in SCOR U.S.' charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of SCOR U.S. by any person;

      (h) Causing a class of securities of SCOR U.S. to be delisted from a national securities exchange or to cease to be authorized to be quoted on any inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of SCOR U.S. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

            SCOR S.A. intends to continue to reevaluate its investment in

SCOR U.S. and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

Item 5.     Interest in Securities of Issuer.

            (a) and (b). SCOR S.A. beneficially owns 14,547,756 shares of

Common Stock.  Such shares represent approximately 80 percent of the

18,164,620 shares of Common Stock outstanding.  All of such 14,547,756 shares are held of record by SCOR S.A.  By virtue of the fact that HCS owns

48.65 percent of the shares of SCOR S.A., HCS may be deemed to share the voting and dispositive power of the

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14,547,756 shares of Common Stock.  HCS disclaims any voting or dispositive power over the shares of Common Stock held by SCOR S.A.

            (c)  During the past 60 days, SCOR S.A. has not acquired any additional shares of Common Stock of SCOR U.S.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or

relationships between HCS and SCOR S.A. or, to the best of their knowledge,

any executive officer or director of either of them and any other person with respect to the securities of SCOR U.S., including any contract,

arrangement, understanding or relationship concerning the transfer or voting of any securities of SCOR U.S., finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profit, division of profit or loss, or the giving or withholding of proxies.

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Item 7.     Material to be Filed as Exhibits.
                                                                            Page
    Exhibit 1 --    Agreement and Plan of Merger, dated as of March 6,
                    1990, by and among SCOR U.S. Corporation, Rockleigh
                    Management Corporation, Societe Commerciale de
                    Reassurance, and UAP Reassurances (incorporated by reference to Exhibit 1 to the Schedule 13D filed by HCS and SCOR S.A. with the Securities and Exchange
                    Commission on November 2, 1990 with respect to the Common Stock).

    Exhibit 2 --    Letter, dated September 25, 1995, from SCOR              22
                    S.A. to the Board of Directors of SCOR U.S.
                    Corporation relating to the proposed transaction
                    (filed herewith).

    Exhibit 3 --    Press Release, dated September 26, 1995 issued by        24
                    SCOR S.A. in connection with the proposed transaction (filed herewith).

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 1995


                                    HCS



                                    By:  /s/ Jacques Blondeau
                                       Jacques Blondeau
                                       Title: Chairman



                                    SCOR S.A.



                                    By:  /s/ Jacques Blondeau

                                       Jacques Blondeau
                                       Title:  Chairman and
                                               Chief Executive
                                               Officer
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                                ANNEX INDEX


                                                      Sequential
Annex                   Description                    Page No.


  A                     List of Executive                14
                        Officers and Directors
                        of HCS


  B                     List of Executive                17
                        Officers and Directors
                        of SCOR S.A.

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                                  ANNEX A

                      Executive Officers and Directors
                                    of
                                    HCS


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of HCS and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is Immeuble SCOR, 1 Avenue du President Wilson, 92074, Paris La Defense 8,

France, Cedex 39.  Each of the following persons is a citizen of France.

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                                 APPENDIX A

HCS Directors and Executive Officers





(a)      Name and                         (b)    Present Principal
         Business Address                        Business Activity,
                                                 Occupation or Employment


Jacques Blondeau                                 Chairman of the Board and
                                                  Chief Executive Officer
                                                 SCOR S.A.


Gerard de la Martiniere                          Director General
Groupe AXA                                       (Holdings and Central
21/23 avenue Matignon                             Services)
75008 Paris, France                              Groupe AXA


Louis Chodron de Courcel                         Deputy Director General
Banque Nationale de Paris                        Banque Nationale de Paris
1/3 rue Laffite
75009 Paris, France


Roger Papaz                                      Director
Assurances Generales                             Assurances Generales
de France                                         de France
87 rue de Richelieu
75060 Paris, France



Didier Pfeiffer                                  Vice Chairman and President
Union des Assurances                             Union des Assurances
de Paris                                            de Paris
9 place Vendome
75001 Paris, France


Jacques Vandier                                  Chairman
M.A.C.I.F.                                       M.A.C.I.F.
2/4 rue de Pied de Fond
79037 Niort Cedex, France



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(a)      Name and                         (b)    Present Principal
         Business Address                        Business Activity,
                                                 Occupation or Employment

Regis de Laroulliere                             Vice President
Union des Assurances                             Union des Assurances de
de Paris 9 place Vendome                         Paris
75001 Paris, France

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                                  ANNEX B

                      Executive Officers and Directors
                                    of
                                 SCOR S.A.


The following table sets forth the name, residence or business address and present principal occupation or employment of each executive officer and director of SCOR S.A. and the name, principal business and address of any corporation or organization in which such employment is conducted.  Unless otherwise indicated, the business address of each of the following persons is Immeuble SCOR, 1 Avenue du President Wilson, 92074, Paris La Defense 8,

France, Cedex 39.  Each of the following persons is a citizen of France.

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                                 Appendix B






SCOR S.A. Directors and Executive Officers


                                         (b)     Present Principal
(a)     Name and                                 Business Activity,
        Business Address                         Occupation or Employment


Directors:

        Jacques Blondeau                         Chairman of the Board and
                                                  Chief Executive Officer
                                                 SCOR S.A.


        Didier Pfeiffer                          Vice Chairman and President
        Union des Assurances                     Union des Assurances
          de Paris                                de Paris
        9 place Vendome
        75001 Paris, France


        Regis Bouche                             Chairman
        Caisse Centrale Des                      Caisse Centrale des
        Mutuelles Agricoles                        Mutuelles Agricoles
        8-10 Rue d'Astorg
        75008 Paris, France


        Louis Chodron de Courcel                 Deputy Director General
        Banque Nationale de                      Banque Nationale de Paris
        Paris
        1/3 rue Laffite
        75005 Paris, France


        Pierre Florin                            Deputy Chief Operating Officer
        Groupe AXA                               Groupe AXA
        21/23 avenue Matignon
        75008 Paris, France


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SCOR S.A. Directors and Executive Officers

                                         (b)     Present Principal
(a)     Name and                                 Business Activity,
        Business Address                         Occupation or Employment


        Thierry Fouquet                          Director
                                                 SCOR S.A.


        Jean-Jacques Bonnaud                     Chairman and Chief Executive
        Groupe des Assurances                     Officer
        Nationales                               Groupe des Assurances
        2, rue Pillet-Will                       Nationales
        75448, Paris, France


        Luc Rouge                                Director
                                                 SCOR S.A.


        Pierre Labadie                           Chairman of Management
        UAP International                         Committee
        Tour Voltaire                            UAP International
        1 Place des Degres
        92059 Paris - La Defense


        Jean-Louis Meunier                       Chairman of Management
        Union des Assurances                      Committee
        de Paris                                 Union des Assurances de Paris
        Tour Assur                                Life and I.A.R.D.
        Cedex 14
        92038 Paris, La Defense, France


        Roger Papaz                              Director
        Assurances Generales de France           Assurances Generales
        87 rue de Richelieu                       de France
        75060 Paris, France

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SCOR S.A. Directors and Executive Officers

                                         (b)     Present Principal
(a)     Name and                                 Business Activity,
        Business Address                         Occupation or Employment


        Patrick Peugeot                          Vice Chairman
        La Mondiale                              Director General
        32, avenue Emile Zola                    La Mondiale
        59370 MONE EMBAROEUL, FRANCE


        Alexis Ruset                             Chairman and
        Caisse Centrale de                        Chief Executive Officer
        Reassurance                              Caisse Centrale de
        31, rue Henri Rochefort                   Reassurance
        75017 Paris, France


        Jacques Vandier                          Chairman
        M.A.C.I.F.                               M.A.C.I.F.
        2/4 rue de Pied de Fond
        79037 Niort Cedex, France

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SCOR S.A. Directors and Executive Officers


Executive Officers



        Jacques Blondeau                         Chairman and Chief
                                                  Executive Officer
                                                 SCOR S.A.


        Serge Osouf                              Director General
                                                  Reinsurance Investments
                                                 SCOR S.A.


        Francois Reach                           Deputy Director General
                                                 SCOR S.A.


        Pierre-Denis                             Deputy Director General
        Champvillard                             SCOR S.A.



        Michel Laparra                           General Controller
                                                 SCOR S.A.